EXHIBIT 99.1

Statement of executive compensatioN

New Found Gold Corp.

Suite 2129, 1055 West Georgia Street

Vancouver, British Columbia V6E 3P3

Phone: 1-833-345-2291 (toll-free)

1-416-910-4653

Statement of Executive Compensation

Dated this 12th day of May, 2025

Statement of executive compensatioN

Statement of Executive Compensation

The following information with respect to New Found Gold Corp. (the “Company” or “NFG”) is provided in accordance with Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”). Information contained in this Statement of Executive Compensation is as of December 31, 2024, unless otherwise indicated and all dollar amounts referenced herein are in Canadian dollars, unless otherwise specified.

Named Executive Officers

The named executive officers (“NEOs”) of the Company for the financial year ended December 31, 2024, were Collin Kettell, former Executive Chairman and Chief Executive Officer (“CEO”); Melissa Render, President; Denis Laviolette, former President; Michael Kanevsky, Chief Financial Officer (“CFO”); Greg Matheson, former Chief Operating Officer (“COO”); and Ronald Hampton, former Chief Development Officer (“CDO”).

On December 16, 2024, Denis Laviolette resigned as President and Director of the Company. Thereafter, on December 17, 2024, Melissa Render was elected as a director and was appointed as President of the Company. Collin Kettell resigned as Executive Chairman on December 17, 2024, as CEO on January 20, 2025, and as Director on March 3, 2025. Greg Matheson resigned as COO on February 28, 2025, and Ronald Hampton resigned as CDO on February 18, 2025.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

The objective of the Company’s compensation program is to attract and continue to retain NEOs that have the necessary attributes, experience, skills and competencies that represent the best fit for the Company and to ensure that the compensation for its NEOs is appropriate and aligned with shareholder interests. The Company’s Compensation Committee (the “Compensation Committee”) reviews director and NEO compensation on an annual basis.

The Company’s general philosophy is that compensation for non-executive directors and NEOs plays an important role in achieving short and long-term business objectives that ultimately drive business success and should include a mix of cash (base salary and discretionary annual bonus) and equity (stock options (“Options”)) with Options being more heavily weighted than base salary and bonuses to better align the interests of management with that of the shareholders of the Company.

Compensation Elements

The compensation of the NEOs consists of three main components: base salary, discretionary annual cash bonuses and long-term incentives, currently in the form of Options. Each element of compensation is a subjective decision by the board of directors of the Company (the “Board”) based on recommendations of the Compensation Committee. The following discussion describes the components of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Base Salary

The Company’s view is that a competitive base salary or consulting fee is a necessary element for attracting and retaining qualified executive officers. The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions. Individual and corporate performance are also taken into account in determining base salary levels for executives. To better align the interests of management with those of the shareholders of the Company, base salary is less heavily weighted in the Company’s overall compensation of NEOs as compared to the other elements of NEO compensation.

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Bonuses

In determining to award annual bonuses, including the amounts thereof, the Board uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Bonuses were granted to NEOs in 2024 based on the Compensation Committee’s assessment of the Company’s performance for the year. The purpose of granting cash bonuses specifically linked to individual and Company wide performance is to ensure management is motivated to work towards the success of the Company.

Long-term Incentives

Long-term incentives for NEOs and directors take the form of Options which are granted under the direction of the Compensation Committee in accordance with the Company’s shareholder approved stock option plan (the “Option Plan”). The purpose of granting long-term incentives is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants and to closely align the personal interests of such persons to that of the Company’s shareholders and motivate such individuals to work towards ensuring the long-term success of the Company. The value of Options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding Options and previous grants are reviewed by the Compensation Committee on an annual basis and again when considering new Option grants. The terms of the Option Plan are also reviewed from time to time by the Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary.

Peer Group

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2024.

Performance Goals

The Company does not have specific performance goals in respect of an NEOs compensation. Specific compensation recommendations are made to the Board by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on the Compensation Committee’s decisions regarding other compensation components. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Risk Considerations

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Statement of Executive Compensation. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders, and risk implications is one of many considerations which are taken into account in such design.

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A significant portion of the Company’s executive compensation consists of Options granted under the Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executives until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

Due to the relatively small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings, during which financial and other information pertaining to the Company will be reviewed, which review will include executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No director, officer or member of senior management are permitted to enter into financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s equity securities that are held directly or indirectly by them or granted as compensation to them. Such prohibited financial instruments include prepaid variable forward contracts, equity swaps, collars, put or call options and similar financial instruments.

Performance Graph

The following graph compares the cumulative shareholder return for C$100 invested in common shares of the Company (the “Common Shares”) on August 11, 2020, against the cumulative shareholder return for the GDXJ Index for the period beginning August 11, 2020, and ending December 31, 2024, assuming reinvestment of all dividends. The GDXJ is an exchange traded fund (ETF) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry. The Company believes tracking its share price against the GDXJ is an appropriate measure of the relative market performance of the Company. The graph also depicts total annual compensation for the NEOs in each particular year since the Company began trading on the TSX Venture Exchange on August 11, 2020.

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Comparison of Cumulative Total Returns

The performance graph shows that the cumulative shareholder returns for $100 invested in the Common Shares of NFG outperformed the GDXJ index in 2024, 2023, 2022, 2021 and 2020. Total compensation paid to the Company’s NEOs in 2024 remained consistent with 2023.

Option-based Awards

The Company has the Option Plan in place for the granting of Options to the directors, officers, employees and consultants of the Company. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interests of such persons to that of the Company’s shareholders. The allocation of Options under the Option Plan is determined by the Board which, in determining such allocations, considers such factors as previous grants to individuals, overall performance of the Company, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended in serving on the Company’s committees.

For further information, please see “Incentive Plan Awards - Option Plan” below for a summary of the material terms of the Option Plan.

Compensation Governance

Composition of the Compensation Committee

The Compensation Committee must consist of three or more directors, at least two of whom must qualify as “independent” as such term is defined in National Policy 58-101 - Corporate Governance Guidelines. As of December 31, 2024, the Compensation Committee consisted of three directors, Collin Kettell (the Chair), Vijay Mehta, and William Hayden. Mr. Mehta and Mr. Hayden are independent directors. Mr. Kettell was not considered to be independent as Mr. Kettell was an executive officer of the Company.

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Following Mr. Kettell’s resignation from the Board on March 3, 2025, Chad Williams was appointed as Chair of the Compensation Committee.

Relevant Education and Experience

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. The relevant experience of the Compensation Committee members is summarized below.

Chad Williams (Current Chair)

Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.

Vijay Mehta

Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview Capital, Mr. Mehta was an Investment Professional and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar.

William Hayden

Mr. Hayden is a geologist with over 38 years of experience in the mineral exploration industry, with much of it gained in Africa, America, and the Asia-Pacific region. Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. Mr. Hayden has over 25 years’ experience with financial disclosure, legal and regulatory compliance, and risk management. He has served on various compensation committees throughout his career.

Collin Kettell (Former Chair)	Mr. Kettell is the founder, former Executive Chairman and former CEO of the Company. He is responsible for co-founding Nevada King Gold Corp., for which he serves as a director and CEO, and Palisades Goldcorp Ltd., for which he formerly served as a director and currently serves as CEO. In his capacity as a senior executive and/or director, Mr. Kettell has been involved with the compensation matters of each of Nevada King Gold Corp. and Palisades Goldcorp Ltd.

Compensation Committee Responsibilities

The Compensation Committee is appointed by and reports to the Board. The Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior management personnel, and in particular, the CEO, primarily through:

•	reviewing and assessing the overall compensation strategy of the Company based on industry standards and characteristic needs and objectives of the Company, including consultation with independent experts;
•	setting compensation parameters;
•	assessing the CEO’s performance against pre-agreed objectives;
•	reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements;
•	making recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and
•	reviewing and recommending disclosure pertaining to all of the foregoing.

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Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Collin Kettell (1) Former CEO, Executive Chairman and Director	2024	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2023	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2022	360,000	N/A	1,844,584	180,000	Nil	N/A	N/A	2,384,584
Michael Kanevsky CFO	2024	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2023	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2022	108,000	N/A	507,261	54,000	Nil	N/A	N/A	669,261
Melissa Render (2) President and Director	2024	273,440	N/A	-	84,240	Nil	N/A	N/A	394,850
	2023	252,720	N/A	-	84,240	Nil	N/A	N/A	479,089
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	1,166,314
Denis Laviolette (3) Former President and Director	2024	261,917	N/A	Nil	90,720	Nil	N/A	N/A	352,637
	2023	272,160	N/A	Nil	90,720	Nil	N/A	N/A	362,880
	2022	252,000	N/A	1,291,209	126,000	Nil	N/A	N/A	1,669,209
Greg Matheson (4) Former COO	2024	270,220	N/A	Nil	84,240	Nil	N/A	N/A	354,460
	2023	252,720	N/A	Nil	84,240	Nil	N/A	N/A	336,960
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	812,146
Ronald Hampton (5) Former CDO	2024	336,960	N/A	-	112,320	Nil	N/A	N/A	545,363
	2023	336,960	N/A	-	112,320	Nil	N/A	N/A	684,840
	2022	182,000	N/A	759,678	78,000	Nil	N/A	N/A	651,207
Notes
(1)	On April 13, 2022, Mr. Kettell was appointed CEO. On January 20, 2025, Mr. Kettell resigned as CEO and in his place, Keith Boyle was appointed CEO. Mr. Kettell served as a director of the Company for the financial years ended December 31, 2024, December 31, 2023 and December 31, 2022, for which role he was compensated Nil, Nil and Nil, respectively.
(2)	Ms. Render was appointed President on December 17, 2024. Prior to this, she served as VP Exploration from September 21, 2021 to December 17, 2024. Ms. Render served as a director of the Company for the period from December 17, 2024 to December 31, 2024, for which role she was compensated Nil.
(3)	On December 16, 2024, Denis Laviolette resigned as President of the Company. Mr. Laviolette served as a director of the Company for the period from January 1, 2024 to December 16, 2024, as well as for the financial years ended December 31, 2023 and December 31, 2022, for which role he was compensated Nil, Nil and Nil, respectively.
(4)	On February 28, 2025, Mr. Matheson resigned as COO.
(5)	On June 1, 2022, Mr. Hampton was appointed CDO. On February 18, 2025, Mr. Hampton resigned as CDO.

The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2024 was $3.06 per Option. There were no Options granted during the financial year ended December 31, 2023. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2022 was $3.69 per Option. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

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Options were priced using the following weighted average assumptions to estimate the fair value of options granted:

Year	Grant date share price	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2024	$4.62	N/A	3.59%	5.0	80.23%
2023	N/A	N/A	N/A	N/A	N/A
2022	$5.35	Nil	3.24%	5.0	88.03%

Employment, Consulting and Management Agreements

The Company has entered into management services agreements with companies controlled by certain NEOs, the material terms of which are summarized below.

Argentum Management Services Agreement

Collin Kettell, former Executive Chairman and Director, provided management services to the Company through Argentum Capital Corp. (“Argentum”). The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations and (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum was paid a base fee rate of $32,400 per month (the “Argentum Base Fee”), subject to annual review by the Board. The Argentum Agreement was terminated on January 20, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Argentum Agreement.

Render Agreement

The Company entered into an employment agreement with Melissa Render, President (“Render”), on December 17, 2024, with respect to the provision of certain management services provided by Ms. Render to the Company (the “Render Agreement”) beginning on December 17, 2024. Pursuant to the terms and conditions of the Render Agreement, Render provides certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for exploration of the Company’s Queensway project; (ii) producing detailed exploration program and budget proposals for targets generated; (iii) guidance, advice, and services with respect to strategic planning, future growth, projects, and business activities and (iv) guidance and advice in connection with communications with the shareholders of the Company and responding to shareholder inquiries. Render is paid a base salary of $30,000 per month (the “Render Base Salary”), subject to annual review by the Board. Render is also eligible for an incentive bonus and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Render Agreement.

Bruno Management Services Agreement

Denis Laviolette, former President and Director, provided management services to the Company through Bruno Management Services Corporation (“Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”).

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Pursuant to the terms and conditions of the Bruno Agreement, Bruno provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations; (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services. Bruno was paid a base fee rate of $22,680 per month, subject to annual review by the Board. The Bruno Agreement was terminated on December 16, 2024. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Bruno Agreement.

BM Strategic Management Services Agreement

Michael Kanevsky, CFO, provides his services to the Company through a third-party management services agreement with BM Strategic Capital Corp. (“BM Strategic”) (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the BM Strategic Management Services Agreement.

Matheson Agreement

The Company entered into a management services agreement with Greg Matheson, former COO (“Matheson”), on August 11, 2020, with respect to the provision of certain management consulting services provided by Mr. Matheson to the Company (the “Matheson Agreement”). Pursuant to the terms and conditions of the Matheson Agreement, Matheson provided certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) overseeing the day-to-day operational functions of the Company; (ii) leading the Company’s mineral exploration /mining team; (iii) coordinating studies on the Company’s mineral exploration/mining projects; (iv) organizing and developing mineral exploration/mining activities; (v) ensuring the safe operation of all mineral exploration, mining, technical services and other general service activities; (vi) leading the Company in meeting its environmental, health and safety system requirements; (vii) participating in the development of resource development strategies and (viii) ensuring the workforce of the Company is informed on direction and targets through a coordinated communication and re-engagement plan. Matheson was paid a base fee rate of $21,060 per month (the “Matheson Base Fee”), subject to annual review by the Board. The Matheson Agreement was terminated on February 28, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Matheson Agreement.

Hampton Agreement

The Company entered into an employment agreement with Ronald Hampton, former CDO (“Hampton”), on March 25, 2022, with respect to the provision of certain management services provided by Mr. Hampton to the Company (the “Hampton Agreement”) beginning on June 1, 2022. Pursuant to the terms and conditions of the Hampton Agreement, Hampton provided certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for advancement of the Company’s Queensway project; (ii) understanding the permitting landscape and advancement of all required permitting activities for project advancement; (iii) liaising with local stakeholders and (iv) participating in the Company’s marketing and investor activities. Hampton was paid a base salary of $28,080 per month (the “Hampton Base Salary”), subject to annual review by the Board. The Hampton Agreement was terminated on February 18, 2025. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Hampton Agreement.

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Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s financial year ended December 31, 2024, including awards granted before this most recently completed financial year:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Collin Kettell Former CEO, Executive Chairman and Director	4,280,000 261,000 500,000	4.10 6.79 5.68	2025-12-31(1) 2026-04-29 (1) 2027-12-27 (1)	Nil Nil Nil	Nil	Nil	Nil
Melissa Render President and Director	25,000 12,500 125,000 125,000	2.15 6.79 8.70 5.68	2025-10-01 2026-04-29 2026-09-26 2027-12-22	11,000 Nil Nil Nil	Nil	Nil	Nil
Denis Laviolette Former President and Director	100,000 50,000 1,000,000 50,000 261,000 350,000	1.00 1.075 1.40 4.10 6.79 5.68	2025-04-15 2025-05-23 2025-08-11 2025-12-16 2025-12-16 2025-12-16	159,000 75,750 1,190,000 Nil Nil Nil	Nil	Nil	Nil
Michael Kanevsky CFO	137,500	5.68	2027-12-27	Nil	Nil	Nil	Nil
Greg Matheson Former COO	25,000 125,000 50,000 110,000 125,000	1.075 1.40 4.10 6.79 5.68	2025-05-23 (1) 2025-08-11 (1) 2025-12-31 (1) 2026-04-29 (1) 2027-12-27 (1)	37,875 148,750 Nil Nil Nil	Nil	Nil	Nil
Ronald Hampton Former CDO	150,000 50,000	5.75 5.68	2027-08-19 (1) 2027-12-27 (1)	Nil Nil	Nil	Nil	Nil

Note

(1)	Following the resignations of Mr. Kettell, Mr. Matheson and Mr. Hampton subsequent to December 31, 2024, their stock options expire 90 days from the date of their resignations in accordance with the Company’s Option Plan.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended December 31, 2024:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Collin Kettell Former CEO, Chairman and Director	Nil	Nil	Nil
Michael Kanevsky CFO	Nil	Nil	Nil
Melissa Render President and Director	Nil	Nil	Nil
Denis Laviolette Former President and Director	Nil	Nil	Nil
Greg Matheson Former COO	Nil	Nil	Nil
Ronald Hampton Former CDO	Nil	Nil	Nil

Option Plan

On December 17, 2024, the Company’s shareholders approved the Option Plan. The purpose of the Option Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Common Shares as long-term investments. The Company is required to obtain shareholder approval of the Option Plan on a yearly basis in accordance with the policies of the TSX Venture Exchange (the “TSXV”).

As at the date hereof, there are 9,749,000 Options issued and outstanding, with 10,326,799 remaining available for issuance under the Option Plan. The general terms and conditions of the Option Plan are reflected in the disclosure below.

Administration

The Option Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Option Plan.

Number of Shares

The maximum number of Common Shares issuable under the Option Plan shall not exceed 10% of the number of Common Shares issued and outstanding as of each date on which the Board grants the Option (the “Award Date”). The number of Common Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Common Shares issuable under the Option Plan and shall again be available for issuance thereunder.

Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Common Share at an exercise price determined by the Board.

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Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.
Exercise Price

The exercise price of an Option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the Common Shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the Common Shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable written agreement between the Company and an Option Holder giving effect to an award of Options.

Term of the Option

The exercise period of an Option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Option Plan).

Net Exercise

Other than for an Option Holder who is a provider of Investor Relations Activities, in lieu of paying the aggregate Exercise Price to purchase Shares and subject to the provisions of the Option Plan and, upon prior approval of the Board or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Option Plan, in their sole and absolute discretion, once an Option has vested and become exercisable an Option Holder may elect, in lieu of exercising such Option, to surrender such Option in exchange for the issuance of the number of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement).

Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the Option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date, or such longer period (up to a maximum of 12 months) or shorter period as determined by the Board.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be the earlier of (a) the date fixed by the Board on the Award Date; and (b) 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested Option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause or resignation, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual) and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

Statement of executive compensatioN

Acceleration Events

If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Option Plan or the terms of any Option, other than Options issued to Investor Relations Service Providers (as defined by the TSXV policies), if at any time when Options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options will automatically vest.

Any adjustment to an Option, other than in conjunction with a security consolidation or security split, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin off, dividend or recapitalization or proposed acceleration of vesting provisions issued to Investor Relations Service Providers, is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations

The maximum number of Common Shares which may be issuable, at any time, to Insiders (as defined in the Option Plan) under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding. The maximum number of Common Shares which may be issued, within any one-year period, to Insiders under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding.

The maximum number of Common Shares which may be issuable to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Common Shares of the Company at the Award Date or share issuance date, unless the Company has obtained disinterested shareholder approval as required by the TSXV.

The maximum number of Common Shares which may be issuable to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Common Shares of the Company at the Award Date or share issuance date, unless consent is obtained from the TSXV.

The maximum number of Common Shares which may be issuable to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Common Shares of the Company, in any 12 month period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months from the Award Date, such that: (i) no more than one quarter of the Options vest no sooner than three months after the Award date; (ii) no more than another one quarter of the Options vest no sooner than six months after the Award date; (iii) no more than another one quarter of the Options vest no sooner than nine months after the Award date; and (iv) the remainder of the Options vest no sooner than 12 months after the Award date.

Statement of executive compensatioN

Amendments

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Option Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Option Plan, any Option or the Common Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Option Plan relating to the following if the Board obtains the approval of the shareholders of the Company: (i) persons eligible to be granted Options under the Option Plan; (ii) the maximum number or percentage of Common Shares reserved for issuance upon exercise of Options available under the Option Plan; (iii) the limitations on grants of Options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options, including the additional Blackout Period (as defined in the Option Plan); (vii) the addition or deletion of a net exercise provision; or (viii) amendments to the amendment provisions of the Option Plan.

Disinterested shareholders of the Company must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price or extending the term of such Options.

Statement of executive compensatioN

Termination

The Board may terminate the Option Plan any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Option Plan.

The full text of the Option Plan is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Pension Plan Benefits

The Company has not established at this time any pension plans or deferred compensation plans for directors or NEOs that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

Termination and Change of Control Benefits

As of December 31, 2024, other than as described below, the Company did not have any contract, agreement, plan or arrangement that provides for payments to the NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

For the purposes of this section, “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2024, would be $1,036,800. The Argentum Agreement was terminated on January 20, 2025.

Render Agreement

Under the terms of the Render Agreement, at any time within 12 months following a Change of Control, Render or the Company may elect to terminate the Render Agreement. Upon such termination, the Company is obliged to compensate Render (i) a termination fee equal to 24 months of the Render Base Fee and (ii) any accrued liabilities owing to Render under the Render Agreement. The estimated incremental payments to Render that would result from a Change of Control occurring as at December 31, 2024, would be $720,000.

Statement of executive compensatioN

Bruno Management Services Agreement

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The Bruno Agreement was voluntarily terminated by Bruno on December 16, 2024 and as such, no termination benefits or incremental payments were paid to Bruno.

BM Strategic Management Services Agreement

Under the terms of the BM Strategic Management Services Agreement, at any time within 60 days following a Change of Control, BM Strategic or the Company may elect to terminate the BM Strategic Management Services Agreement. Upon such termination, the Company is obliged to compensate BM Strategic (i) a termination fee equal to 24 months of the BM Strategic Base Fee, (ii) an amount equal to any bonus paid to BM Strategic within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to BM Strategic under the BM Strategic Management Services Agreement. The estimated incremental payments to BM Strategic that would result from a Change of Control occurring as at December 31, 2024, would be $1,036,800.

Matheson Agreement

Under the terms of the Matheson Agreement, at any time within 60 days following a Change of Control, Mr. Matheson or the Company may elect to terminate the Matheson Agreement. Upon such termination, the Company is obliged to compensate Matheson (i) a termination fee equal to 24 months of the Matheson Base Fee, (ii) an amount equal to any incentive fee paid to Matheson within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Mr. Matheson under the Matheson Agreement. The estimated incremental payments to Mr. Matheson that would result from a Change of Control occurring as at December 31, 2024, would be $733,920. The Matheson Agreement was terminated on February 28, 2025.

Hampton Agreement

Under the terms of the Hampton Agreement, at any time within 12 months following a Change of Control, Mr. Hampton or the Company may elect to terminate the Hampton Agreement. Upon such termination, the Company is obliged to compensate Hampton (i) a termination fee equal to 24 months of the Hampton Base Salary, and (ii) any accrued liabilities owing to Mr. Hampton under the Hampton Agreement. The estimated incremental payments to Mr. Hampton that would result from a Change of Control occurring as at December 31, 2024, would be $673,920. The Hampton Agreement was terminated on February 18, 2025.

Separation Event Benefits

The following table presents the estimated total Change of Control and termination benefits of its NEOs, assuming the separation event occurred on December 31, 2024.

NEO	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Collin Kettell Former CEO, Executive Chairman and Director	Nil	Nil	$583,200	$1,036,800
Melissa Render President and Director	Nil	Nil	$540,000	$720,000

Statement of executive compensatioN

NEO	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Denis Laviolette (1) Former President and Director	Nil	Nil	N/A	N/A
Michael Kanevsky (2) CFO	Nil	Nil	$583,200	$1,036,800
Greg Matheson Former COO	Nil	Nil	$424,080	$733,920
Ronald Hampton Former CDO	Nil	Nil	$505,440	$673,920
NOTES

(1) Denis Laviolette resigned as President on December 16, 2024.

(2) Michael Kanevsky provides his services to the Company through the BM Strategic Management Services Agreement.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided by the Company to its directors who are not NEOs for the financial year ended December 31, 2024. For further details with respect to the compensation of directors who are also NEOs, please see “Statement of Executive Compensation - Summary Compensation Table” herein.

Name	Fees Earned (1) ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Vijay Mehta (2)	72,000	N/A	Nil	N/A	N/A	N/A	72,000
William Hayden (3)	3,000	N/A	Nil	N/A	N/A	N/A	3,000
Paul Huet (4)	8,440	N/A	Nil	N/A	N/A	N/A	8,440
Raymond Threlkeld (5)	69,290	N/A	Nil	N/A	N/A	N/A	69,290
Douglas Hurst (6)	69,290	N/A	Nil	N/A	N/A	N/A	69,290

Notes

(1)	There were no Options granted to Directors in their capacity as such during the financial year ended December 31, 2024. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.
(2)	Vijay Mehta was appointed as a director of the Company on April 13, 2022.
(3)	William Hayden was appointed as a director of the Company on December 17, 2024.
(4)	Paul Huet was appointed as a director of the Company on December 17, 2024. He received 200,000 Options (see below, Outstanding Share-based and Option-based Awards) through his consulting firm, PJH Consulting LLC, in his capacity as consultant for the Company before his appointment as Director.
(5)	Raymond Threlkeld was appointed as a director of the Company on October 11, 2022, and resigned on December 17, 2024.
(6)	Douglas Hurst resigned as a director of the Company on December 17, 2024.

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each director that is not also a NEO outstanding at the end of the Company’s financial year ended December 31, 2024, including awards granted before this most recently completed financial year:

Statement of executive compensatioN

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vijay Mehta	150,000 25,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil
William Hayden	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Paul Huet	200,000	4.59	2029-02-24	Nil	Nil	Nil	Nil
Raymond Threlkeld	150,000	5.68	2025-03-17	Nil	Nil	Nil	Nil
Douglas Hurst	200,000 50,000	8.62 5.68	2025-03-17 2025-03-17	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each director that is not also a NEO during the financial year ended December 31, 2024:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Vijay Mehta	Nil	Nil	Nil
William Hayden	Nil	Nil	Nil
Paul Huet	13,246	Nil	Nil
Raymond Threlkeld	Nil	Nil	Nil
Douglas Hurst	Nil	Nil	Nil